Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended June 30,
	2012	2011
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$36,814	$30,337
Fixed charges (net of interest capitalized)	6,955	6,477
Distribution of earnings from unconsolidated affiliates	—	—

Total Earnings	$43,769	$36,814

Fixed Charges and Preference Dividends
Interest expense	$6,170	$5,533
Interest capitalized	—	—
Amortization of premiums, discounts, and debt issuance costs	343	311
Interest component of rent expense	442	633

Total Fixed Charges	6,955	6,477

Dividends on convertible perpetual preferred stock (pretax)	5,711	5,711

Total Fixed Charges and Preference Dividends	$12,666	$12,188

Ratio of Earnings to Fixed Charges	6.29	5.68

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	3.46	3.02